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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                           WESTERBEKE CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  957547102
---------------------------------------------------------------------------
                               (CUSIP Number)

John H. Westerbeke, Jr.                     Copy to:
and Westerbeke Acquisition Corporation      Pepe & Hazard LLP
Myles Standish Industrial Park              Goodwin Square
150 John Hancock Road                       Hartford, CT  06103
Taunton, MA  02780                          (860) 522-5175
(508) 823-7677 Ext. 501                     Attn:  Walter W. Simmers
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                July 28, 2003
---------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957547102
---------------------------------------------------------------------------
1.    Names of Reporting Persons.    John H. Westerbeke, Jr.
      I.R.S. Identification Nos. of above persons (entities only).
---------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    x

      (b)
---------------------------------------------------------------------------
3.    SEC Use Only


---------------------------------------------------------------------------
4.    Source of Funds (See Instructions)   PF
---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
---------------------------------------------------------------------------
6.    Citizenship or Place of Organization    U.S.A.
---------------------------------------------------------------------------
Number of                 7.    Sole Voting Power    0
Shares Bene-              -------------------------------------------------
ficially by               8.    Shared Voting Power    1,098,250
Owned by Each             -------------------------------------------------
Reporting                 9.    Sole Dispositive Power    0
Person With               -------------------------------------------------
                          10.   Shared Dispositive Power    1,098,250
---------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person    1,098,250
---------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)    56.2%
---------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
---------------------------------------------------------------------------

CUSIP No. 957547102
---------------------------------------------------------------------------
1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only).
      (Applied for)
---------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    x

      (b)
---------------------------------------------------------------------------
3.    SEC Use Only


---------------------------------------------------------------------------
4.    Source of Funds (See Instructions)    00
---------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)
---------------------------------------------------------------------------
6.    Citizenship or Place of Organization    Delaware
---------------------------------------------------------------------------
Number of                 7.    Sole Voting Power    0
Shares Bene-              -------------------------------------------------
ficially by               8.    Shared Voting Power     1,098,250
Owned by Each             -------------------------------------------------
Reporting                 9.    Sole Dispositive Power    0
Person With               -------------------------------------------------
                          10.   Shared Dispositive Power    1,098,250
---------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person    1,098,250
---------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)    [x]
---------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11) 56.2%
---------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      CO
---------------------------------------------------------------------------

      The Statement on Schedule 13D, dated May 12, 2003 as amended on June 4, 2003 and July 16, 2003, filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 3, dated August 1, 2003 to reflect the opposition of Mr. Westerbeke and Acquisition to a recent proposal by a third party to acquire the outstanding shares of Common Stock of Westerbeke Corporation (the "Company"), as expressed to the special committee of the board of directors of the Company. This Amendment No. 3 is being filed by both Mr. Westerbeke and Acquisition.

Item 4.   Purpose of Transaction

      Item 4 is hereby amended by adding the following language:

      Mr. Westerbeke and Acquisition understand that on July 19, 2003 the special committee received a further offer from the same potential acquiror to acquire the outstanding shares of Common Stock of the Company on the terms set forth in the potential acquiror's letter of July 18, 2003. (See
Exhibit 99.1). The offer price was $3.70 per share. Mr. Westerbeke and Acquisition were approached by a member of the special committee with respect to the offer on July 28, 2003. In that discussion Mr. Westerbeke and Acquisition stated that they would not sell the shares of Company Common Stock held by Acquisition and beneficially owned by Mr. Westerbeke (through Acquisition) pursuant to the offer presented or vote such shares in favor of the offer. Mr. Westerbeke and Acquisition understand that subsequent to such discussion such offer was rejected by the special committee and that the Chairman of the special committee communicated the rejection to the potential acquiror by letter dated July 31, 2003.

Item 7.   Materials to be filed as Exhibits.

      99.1  Letter of Valley Detroit Diesel Allison, dated July 18, 2003.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                  WESTERBEKE ACQUISITION CORPORATION


                                  By:  /s/ John H. Westerbeke
                                       ------------------------------------
                                       John H. Westerbeke, Jr.    (Date)
                                       Its President


                                       /s/ John H. Westerbeke
                                       ------------------------------------
                                       John H. Westerbeke, Jr.    (Date)